UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Innovative Food Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

45772H202

(CUSIP Number)

James C. Pappas

JCP Investment Management, LLC

1177 West Loop South, Suite 1320

Houston, TX 77027

(713) 333-5540

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 28, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45772H202

1	NAME OF REPORTING PERSON

JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,254,928
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,254,928
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,254,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 45772H202

1	NAME OF REPORTING PERSON

JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,254,928
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,254,928
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,254,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 45772H202

1	NAME OF REPORTING PERSON

JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,254,928
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,254,928
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,254,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 45772H202

1	NAME OF REPORTING PERSON

JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,350,440
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,350,440
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,350,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 45772H202

1	NAME OF REPORTING PERSON

James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,350,440
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,350,440
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,350,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 45772H202

1	NAME OF REPORTING PERSON

Loukas D. Kozonis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,071
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,071
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,071
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 45772H202

1	NAME OF REPORTING PERSON

Mark Schmulen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 45772H202

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Agreement, as defined and described in Item 4 below, Loukas D. Kozonis and Mark Schmulen are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 9 to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 28, 2020, JCP Management and certain of its affiliates (collectively, “JCP”) and the Issuer entered into an Agreement (the “Agreement”). Pursuant to the Agreement, James C. Pappas and Mark Schmulen (collectively, the “New Directors”) were appointed to the Issuer’s Board of Directors (the “Board”) and the Issuer agreed to nominate the New Directors for re-election at the Issuer’s 2019 annual meeting of shareholders (the “2019 Annual Meeting”). Provided that JCP beneficially owns at least the lesser of (x) 5.0% of the Issuer’s then outstanding Shares and (y) 1,709,947 Shares (the “Minimum Ownership Threshold”) 30 days prior to the deadline for the submission of shareholder nominations for the 2020 annual meeting of shareholders (the “2020 Annual Meeting”), the Issuer also agreed to nominate the New Directors for re-election at the 2020 Annual Meeting. The Issuer further agreed that JCP will have the right to designate an additional director candidate to the Board (the “Additional Director”) on or within 30 days from the date that is 18 months from the date of the Agreement if at such time JCP satisfies the Minimum Ownership Threshold, and the Issuer also agreed to nominate the Additional Director for re-election at the first annual meeting of shareholders to occur after such Additional Director’s appointment to the Board if JCP continues to satisfy the Minimum Ownership Threshold at such time.

Pursuant to the Agreement, JCP withdrew its nomination of director candidates for election to the Board at the 2019 Annual Meeting and is subject to certain customary standstill restrictions from the date of the Agreement until the earlier of (x) the date that is 30 days prior to the deadline for the submission of shareholder nominations for the third annual meeting of shareholders to occur following the date of the Agreement or (y) 24 months from the date of the Agreement (the “Standstill Period”). During the Standstill Period, JCP also agreed to vote all of its Shares in favor of the election of directors nominated by the Board and otherwise in accordance with the recommendations of the Board; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass, Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any proposals (other than the election of directors), JCP shall be permitted to vote in accordance with ISS’s or Glass Lewis’ recommendation; provided, further, that JCP shall be permitted to vote in its sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Issuer or other business combination involving the Issuer requiring a vote of shareholders of the Issuer.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

9

CUSIP No. 45772H202

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 28, 2020, JCP and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On January 28, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 9 to the Schedule 13D agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Agreement, dated January 28, 2020.
99.2	Joint Filing Agreement, dated January 28, 2020.

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CUSIP No. 45772H202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2020

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas Individually and as attorney-in-fact for Loukas D. Kozonis and Mark Schmulen

11